Exhibit 99.2

Evotec and Sandoz evolve their strategic partnership and agree on potential sale of Just – Evotec Biologics Toulouse site

•	Evotec SE and Sandoz AG signed a non-binding term sheet on a planned sale of Just – Evotec Biologics EU in Toulouse to Sandoz

•	Under the proposed deal Evotec would transfer biosimilar manufacturing capabilities to enable Sandoz to produce biosimilar medicines using Just – Evotec Biologics’ advanced continuous manufacturing technology

•	The deal terms include the purchase price of the site for around US$ 300 m in cash, and in addition will include further technology related consideration, future development revenues, milestones and product royalties

•	Planned transaction marks major milestone in Evotec’s strategy to create asset-lighter business model leveraging high-margin offerings, with Just – Evotec Biologics remaining core business for Evotec

•	Transaction is expected to immediately improve Evotec’s short-, mid-, and long-term revenue mix, profit margins, and capital efficiency

Hamburg, Germany, 30 July 2025:

Evotec SE (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, Prime Standard, ISIN: DE0005664809, WKN 566480; NASDAQ: EVO) today announced the signing of a non-binding agreement with Sandoz AG (SIX: SDZ / OTCQX: SDZNY) regarding the potential sale of Just – Evotec Biologics EU, which owns the J.POD biologics manufacturing facility in Toulouse, France, and to grant access to its proprietary platform for integrated development and advanced continuous manufacturing of biologics via a technology license. The site has been customised and dedicated entirely to Sandoz since July 2024, and the transaction is a natural progression in an already successful partnership. Closing of the planned transaction remains subject to completion of the relevant information and consultation processes with employees and their representatives, final contractual agreements and to meeting regulatory requirements, expected in the fourth quarter. Further deal terms will be disclosed after successful signing of the contracts.

Execution on strategy to create an asset-lighter business model for Just – Evotec Biologics

The agreement marks a milestone in Evotec’s new strategy to drive sustainable and profitable growth. A key pillar of this strategy is the transition to an asset-lighter and capital-efficient model that can better leverage its technology & IP and scale its service offerings.

Under the proposed terms of the transaction, Sandoz would assume full ownership of the Just – Evotec Biologics Toulouse site, while Evotec would retain short-, mid-, and long-term economic upside through revenue, milestones and royalty optionality. The planned deal terms include the purchase price of the site for around US$ 300 m in cash, and in addition would include further technology related consideration, future development revenues, milestones and product royalties.

The planned deal would immediately improve Evotec’s revenue mix, profit margins, and capital efficiency. Additionally, the agreement is testament for Evotec’s ability to leverage its technology advantage to shape a new segment in a fast-growing market.

Continuation of strategic collaboration

The planned transfer of Just – Evotec Biologics’ biosimilars manufacturing facility, a dedicated single-customer site, including proprietary platform for integrated development and advanced continuous manufacturing, is the natural next step in the multi-year strategic partnership between Evotec and Sandoz. It follows the agreement in July 2024 to grant Sandoz long-term commercial supply access to the facility.

Dr Christian Wojczewski, Chief Executive Officer of Evotec, said:

“We are excited about the evolution of our strategic partnership. Today’s agreement marks a significant milestone in Evotec’s new strategy to refocus on its core strengths and deliver sustainable profitable growth. By leveraging Just – Evotec Biologics’ capabilities as a scalable technology provider while moving to a more capital efficient model, we are well positioned to shape a new segment in the biologics manufacturing market and expand the scope of our partner base.”

Dr Linda Zuckerman, EVP and Global Head of Just – Evotec Biologics, said:

“We are thrilled to see our technology and vision further validated through this transaction. Just – Evotec Biologics and Sandoz are united in our missions to broaden global access to life-changing biotherapeutics. Our perfusion-based continuous manufacturing platform plays a pivotal role in achieving this mission, unlocking greater efficiency, scalability, and agility.”

About Evotec SE

Evotec is a life science company that is pioneering the future of drug discovery and development. By integrating breakthrough science with AI-driven innovation and advanced technologies, we accelerate the journey from concept to cure — faster, smarter, and with greater precision.

Our expertise spans small molecules, biologics, cell therapies and associated modalities, supported by proprietary platforms such as Molecular Patient Databases, PanOmics and iPSC-based disease modeling.

With flexible partnering models tailored to our customers’ needs, we work with all Top 20 Pharma companies, over 800 biotechs, academic institutions, and healthcare stakeholders. Our offerings range from standalone services to fully integrated R&D programs and long-term strategic partnerships, combining scientific excellence with operational agility.

Through Just – Evotec Biologics, we redefine biologics development and manufacturing to improve accessibility and affordability.

With a strong portfolio of over 100 proprietary R&D assets, most of them being co-owned, we focus on key therapeutic areas including oncology, cardiovascular and metabolic diseases, neurology, and immunology.

Evotec’s global team of more than 4,800 experts operates from sites in Europe and the U.S., offering complementary technologies and services as synergistic centers of excellence. For additional information please go to www.evotec.com and follow us on X/Twitter @Evotec and LinkedIn.

Forward-looking statements

This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec’s securities. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information, please contact:

Investor Relations

Volker Braun

EVP Head of Global Investor Relations & ESG

Volker.Braun@evotec.com